SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of March, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  March 11, 2005           By:  /s/Andrew M. Archibald
                                     Chief Financial Officer,
                                     Secretary, Vice President
                                     Administration

                                                      NYSE SYMBOL: ITP
                                                      TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces Fourth Quarter and Annual Results for 2004

         - Fourth quarter sales were up 14.6% over last year
         - Adjusted pretax earnings were up 16.9% over last year

Montreal, Quebec and Bradenton, Florida - March 11, 2005 - Intertape
Polymer Group Inc. (NYSE, TSX: ITP) today released results for the fourth quarter and year ended December 31, 2004. "Our sales growth for the fourth quarter was particularly strong, and we exceeded our revenue growth target of 10% for the year," said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "We made progress in recovering raw material cost increases through price increases to our customers. Additionally, during the fourth quarter we announced the closure of two facilities, which should have a positive effect on our cost structure going forward. Improvements in our financial and selling, general and administrative cost structures also helped to offset the pressure of raw material cost increases, resulting in a 16.9% increase in our adjusted pretax earnings compared to the same period last year. Net income was up even more significantly, mainly driven by an adjustment for income taxes recoverable in future periods."

Operating Results
Sales for the fourth quarter were $180.7 million, up 14.6% compared to the corresponding quarter last year. The increase was due to unit growth, price increases, and acquisition-related revenues. Sales for the year were $692.4 million, up 11.4% compared to 2003.

Gross margin for the fourth quarter was 19.9% compared to 22.0% for the same quarter last year. The Company was successful in achieving sales price increases during the fourth quarter of 2004. Raw material cost increases contributed to the decline in the gross margin. Nonetheless, gross profit increased by 3.9% compared to the same period in 2003. Gross margin for the year decreased to 20.7% from 22.4% in the prior year.

Selling, general and administrative ("SG&A") expenses were $25.8 million in the fourth quarter of 2004, compared to $24.8 million for the fourth quarter of 2003. The increase relates to higher sales within the retail distribution channel, which carries a more expensive selling structure than other sales channels. "While SG&A expenses increased slightly compared to the same period last year, as a percent of sales, they were down from 15.8% in 2003 to 14.3% in 2004," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A. SG&A expenses were $94.2 million, or 13.6% of sales, for the year, compared to $89.9 million, or 14.5% of sales, for 2003.

Financial expenses in the fourth quarter were $4.3 million, a 23.0% decrease compared to $5.6 million for the fourth quarter last year. "The reduction in financial expenses is the result of the various debt restructuring activities over the past year," commented Mr. Archibald. "Assuming interest rates and our outstanding debt remain constant, we would expect financial expenses for 2005 to be in the range of $17.0 million to $18.0 million." Financial expenses for the year were $24.3 million, excluding the $30.4 million cost of refinancing, compared to $28.5 million for last year. The lower financial expenses for the year were also partly the result of a substantial debt repayment at the end of the third quarter of 2003, which was accomplished with the proceeds of the $40.8 million common stock issuance in late September 2003.

The Company is including adjusted pretax earnings, a non-GAAP financial measure, in this discussion of results because it believes the measure permits more meaningful comparisons of its performance between the periods presented. See the table below for a reconciliation of adjusted pretax earnings to net earnings. Adjusted pretax earnings were $4.6 million for the quarter, up 16.9% from $3.9 million for the same quarter last year. Adjusted pretax earnings were $19.4 million for the year, compared to adjusted pretax earnings of $17.1 million for the previous year.

Reconciliation of Net Earnings to Adjusted Pretax Earnings
Periods ended December 31,
(in millions of US dollars)
                               Three months            Twelve months
                            __________________       __________________
                            2004          2003       2004          2003
                            ________   _______       _______    _______
                                   $         $             $          $
Net earnings - As reported      17.7       5.2          11.4       18.2
Add back:
  Income taxes (recovery)      (20.5)     (4.3)        (29.7)      (4.1)
                            ________   _______       _______    _______
Pretax earnings                 (2.8)      0.9         (18.4)      14.1
Add back:
  Refinancing expense              -         -          30.4          -
  Manufacturing facility
   closure costs                 7.4       3.0           7.4        3.0
                            ________   _______       _______    _______

Adjusted pretax earnings         4.6       3.9          19.4       17.1
                            ________   _______       _______    _______


For the fourth quarter, the Company recorded an income tax recovery of $20.5 million, of which $19.0 million was due to a reduction in the Company's valuation allowance for future income tax benefits. This adjustment was a result of the Company's periodic assessment of its ability to realize future income tax assets. For the same period in 2003, the Company booked an income tax recovery of $4.2 million. For the year, the Company recorded an income tax recovery of $29.7 million, compared to an income tax recovery of $4.1 million for the year 2003, reflecting primarily the impact of the valuation allowance adjustment in the fourth quarter of 2004 and the tax effect of the $30.4 million of refinancing expenses incurred in the third quarter of 2004. For 2005, the Company expects its effective tax rate to be in the range of 20.0% to 23.0% and cash taxes to be less than $2.0 million for the year.

Net earnings for the fourth quarter of 2004 were $17.7 million, or $0.43 per share (basic and diluted), compared to net earnings of $5.2 million or $0.13 per share (basic and diluted) for the fourth quarter of 2003. Net earnings were $11.4 million for the year, or $0.27 per share (diluted), compared to net income of $18.2 million, or $0.50 per share (diluted), for the year 2003.

The Company is including earnings before interest, taxes, depreciation and amortization ("EBITDA") and Adjusted EBITDA, non-GAAP financial measures, in this discussion of results because it believes these measures permit more meaningful comparisons of its performance between the periods presented. In addition, the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company's lenders in evaluating the Company's performance. A reconciliation of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings
(loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below. The Company's EBITDA for the fourth quarter of 2004 was $9.1 million compared to $13.9 million for the fourth quarter of 2003. The adjusted EBITDA was $16.5 million in the fourth quarter of 2004 as compared to $16.9 million in the fourth quarter of 2003. EBITDA was $65.0 million for 2004 compared to $70.2 million for 2003. The adjusted EBITDA was $72.4 million for 2004 compared to $73.2 million in 2003.


EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
Periods ended December 31,
(in millions of US dollars)
                               Three months           Twelve months
                            __________________       __________________
                            2004          2003       2004          2003
                            ________   _______       _______    _______
                                   $         $             $          $
Net earnings - As reported      17.7       5.2          11.4       18.2
Add back:
  Financial expenses, net
    of amortization              4.1       5.1          23.0       26.7
  Refinancing expense              -         -          30.4          -
  Income taxes                 (20.5)     (4.2)        (29.7)      (4.1)
  Depreciation and
    amortization                 7.8       7.8          29.9       29.4
                            ________   _______        ______     ______
EBITDA                           9.1      13.9          65.0       70.2
Add back:
  Manufacturing facility
   closure costs                 7.4       3.0           7.4        3.0
                            ________   _______        ______     ______
Adjusted EBITDA                 16.5      16.9          72.4       73.2



Cash Flows
Cash flows from operating activities were a net $1.7 million for the fourth quarter of 2004, compared to $9.2 million for the fourth quarter 2003.
While cash from operating activities before non-cash working capital items was up significantly in 2004, non-cash working capital items used more cash in 2004 because of higher raw material costs included in inventories and the planned build-up of inventories to facilitate the closing of the Montreal, Quebec and Cumming, Georgia plants at year-end. Cash flows used by operating activities in 2004 were $4.1 million compared to cash flows from operating activities for 2003 of $40.4 million. The decline in cash flow on an annual basis was also partly attributable to the make-whole payment of $21.9 million made in the third quarter of 2004.

Cash used in operating and investing activities totaled $5.0 million in the fourth quarter of 2004 and was funded by cash on hand at the beginning of the period. Cash used in operating and investing activities for the year totaled $41.6 million and was funded by a net increase in debt.

Balance Sheet
While total debt, net of cash, was increased by 17.4% over the course of 2004, the Company expects the benefits of the debt restructuring undertaken in the third quarter of 2004 to be reflected in lower annual financial expenses in future years and an improved repayment schedule which should provide greater financial flexibility to the Company over the next few years. As of December 31, 2004, the Company had cash and a temporary investment of $22.4 million, as well as a committed revolving credit facility of $75.0 million that remained undrawn. Mr. Archibald also noted that the Company recently completed a registered exchange offer for its senior subordinated notes.

Outlook
"We continue to target 10% sales growth for 2005 and are pleased with our sales so far this year," said Mr. Yull. "Our ability to make significant bottom line improvement is dependent on our ability to improve our gross margin. This should occur if we are able to achieve product price increases, as well as planned cost reductions."

Capital expenditures are expected to be between $23.0 million and $27.0 million for 2005 as the Company continues to invest in equipment to improve its productivity and expand certain operations vertically, which at the same time will create new product capabilities.

(All figures in U.S. dollars, unless otherwise stated; December 31, 2004, exchange rate: Cdn $1.2062 = U.S.$1.00)


Conference Call
A conference call to discuss IPG's fourth quarter results will be held Monday, March 14, 2005 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-877-209-0397 (U.S. and Canada) and 1-612-332-1025 (International).
The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 771687. The recording will be available from Monday, March 14, 2005 at 5:00 P.M. until Monday, March 21, 2005 at 11:59 P.M, Eastern Standard Time.

About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement
Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.


For Information Contact:          Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
                                  Tel.:  866-202-4713
                                  E-mail:itp$info@intertapeipg.com
                                  Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

--------------------------------------------------------------------
                                 Three months          Twelve months
--------------------------------------------------------------------
                                2004     2003         2004      2003
--------------------------------------------------------------------
                                   $        $            $         $

Sales                        180,744  157,682      692,449   621,321
Cost of sales                144,689  122,975      549,252   482,423
--------------------------------------------------------------------
Gross profit                  36,055   34,707      143,197   138,898
--------------------------------------------------------------------

Selling, general and
 administrative expenses      25,799   24,841       94,226    89,917
Stock-based compensation         355      130        1,046       130
Research and development         997      212        4,233     3,272
Financial expenses             4,302    5,587       24,253    28,521
Refinancing expense                                 30,444
Manufacturing facility
 closure costs                 7,386    3,005        7,386     3,005
--------------------------------------------------------------------
                              38,839   33,775      161,588   124,845
--------------------------------------------------------------------
Earnings (loss) before
 income taxes                 (2,874)     932      (18,391)   14,053
Income taxes (recovery)      (20,455)  (4,243)     (29,749)   (4,125)
--------------------------------------------------------------------
Net earnings                  17,671    5,175       11,358    18,178
--------------------------------------------------------------------
--------------------------------------------------------------------

Earnings per share
  Basic                         0.43     0.13         0.28      0.51
--------------------------------------------------------------------
--------------------------------------------------------------------

  Diluted                       0.43     0.13         0.27      0.50
--------------------------------------------------------------------
--------------------------------------------------------------------

Consolidated Retained Earnings
Periods ended December 31,
(In thousands of US dollars)

--------------------------------------------------------------------
                                 Three months          Twelve months
--------------------------------------------------------------------
                                2004     2003         2004      2003
--------------------------------------------------------------------
                                   $        $            $         $

Balance, beginning of period  61,978   63,116       68,291    50,113
Net earnings                  17,671    5,175       11,358    18,178
--------------------------------------------------------------------
                              79,649   68,291       79,649    68,291
Premium on purchase for
  cancellation of common
  shares                          40                    40
--------------------------------------------------------------------
Balance, end of period        79,609   68,291       79,609    68,291
--------------------------------------------------------------------
--------------------------------------------------------------------


--------------------------------------------------------------------
--------------------------------------------------------------------

Common shares
Average number of shares outstanding

CDN GAAP - Basic      41,273,840  40,870,426  41,186,143  35,956,550
CDN GAAP - Diluted    41,468,992  41,225,776  41,445,864  36,052,320
U.S. GAAP - Basic     41,273,840  40,870,426  41,186,143  35,956,550
U.S. GAAP - Diluted   41,468,992  41,225,776  41,455,864  36,052,320

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at December 31,
(In thousands of US dollars)
--------------------------------------------------------------------

                                            2004                2003
--------------------------------------------------------------------
                                               $                   $
ASSETS
Current assets
  Cash and cash equivalents               21,882
  Temporary Investment                       497
  Trade receivables (net of
   allowance for doubtful
   accounts of $4,065;
   $3,911 in 2003)                       101,628              89,297
  Other receivables                       13,381              11,852
  Inventories                             90,677              69,956
  Parts and supplies                      13,618              13,153
  Prepaid expenses                         7,788               7,924
  Future income tax                        1,509               2,682
--------------------------------------------------------------------
                                         250,980             194,864
Property, plant and equipment            352,610             354,627
Other assets                              16,474              12,886
Future income taxes                       36,689               3,812
Goodwill                                 179,958             173,056
--------------------------------------------------------------------
                                         836,711             739,245
--------------------------------------------------------------------
--------------------------------------------------------------------

LIABILITIES
Current liabilities
  Bank indebtedness                                           13,944
  Accounts payable and accrued
   liabilities                            97,849              95,270
  Instalments on long-term debt            3,032              16,925
--------------------------------------------------------------------
                                         100,881             126,139
Long-term debt                           331,095             235,066
Other liabilities                            435                 530
--------------------------------------------------------------------
                                         432,411             361,735
--------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock                            289,180             286,841
Contributed surplus                        4,326               3,150
Retained earnings                         79,609              68,291
Accumulated currency translation
 adjustments                              31,185              19,228
--------------------------------------------------------------------
                                         404,300             377,510
--------------------------------------------------------------------
                                         836,711             739,245
--------------------------------------------------------------------
--------------------------------------------------------------------

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

--------------------------------------------------------------------
                                  Three months        Twelve months
--------------------------------------------------------------------
                                2004        2003      2004      2003
--------------------------------------------------------------------
                                   $           $         $         $

OPERATING ACTIVITIES
Net earnings                  17,671       5,175    11,358    18,178
Non-cash items
   Depreciation and
     amortization              7,770       7,786    29,889    29,375
   Property, plant and
     equipment impairment
     and other non-cash charges
     in connection with
     facility closures         5,848         732     5,848       73
   Future income taxes       (21,341)     (5,982)  (28,806)  (7,148)
   Write-off of debt issue
     expenses                                        8,482
   Stock-based compensation
     expense                     355                 1,046
   Other non-cash items          (95)     (3,000)      (95)  (3,000)
--------------------------------------------------------------------
Cash flows from operations
 before changes in
 non-cash working capital
 items                         10,208      4,711    27,722   38,137
---------------------------------------------------------------------
Changes in non-cash
 working capital items
   Trade receivables           5,502       8,616   (11,345)     (741)
   Other receivables            (444)     (1,693)   (1,308)   (1,647)
   Inventories               (12,112)     (2,021)  (20,115)   (5,139)
   Parts and supplies            222        (107)     (266)     (776)
   Prepaid expenses           (3,710)     (1,957)      202       100
   Accounts payable and
    accrued liabilities        2,041       1,606     1,051    10,465
---------------------------------------------------------------------
                              (8,501)      4,444    (31,781)   2,262
---------------------------------------------------------------------
Cash flows from operating
 activities                    1,707       9,155     (4,059)  40,399
---------------------------------------------------------------------
INVESTING ACTIVITIES
Temporary investment           (497)                  (497)
Property, plant
 and equipment                (4,869)     (3,280)  (18,408)  (12,980)
Business acquisition                                (5,500)
Goodwill                                                      (6,217)
Other assets                  (1,328)      (752)   (13,178)   (1,435)
---------------------------------------------------------------------
Cash flows from investing
 activities                   (6,694)    (4,032)   (37,583)  (20,632)
---------------------------------------------------------------------
FINANCING ACTIVITIES
Net change in bank
 indebtedness                   (298)    (4,503)   (13,967)    4,910
Issue of long-term debt                            325,787
Repayment of long-term debt     (408)             (250,936)  (64,329)
Issue of common shares            20        552      2,717    43,009
Common shares purchased for
  cancellation                  (418)                 (418)
---------------------------------------------------------------------
Cash flows from
 financing activities         (1,104)   (3,951)     63,183   (16,410)
---------------------------------------------------------------------
Net increase (decrease)
 in cash and cash equivalents (6,091)    1,172      21,541     3,357
Effect of foreign currency
 translation adjustments         105    (1,172)        341    (3,357)
Cash, beginning of period     27,868
---------------------------------------------------------------------
Cash and cash equivalents,
  end of period               21,882                21,882
---------------------------------------------------------------------
---------------------------------------------------------------------

Supplementary Financial Information


Intertape Polymer Group Inc.
(in thousands of US dollars)
---------------------------------------------------------------------
1. Other receivables

                                             2004             2003
                                       __________       __________
                                                $                $
Income and other taxes                      8,914            7,009
Rebates receivable                          1,193              861
Sales taxes                                 1,316              863
Other                                       1,958            3,119
                                       __________      ___________
                                           13,381           11,852
                                       __________      ___________

2. Inventories

                                             2004             2003
                                      ___________     ____________
                                                $                $
Raw materials                              30,908           18,910
Work in process                            14,255           12,583
Finished goods                             45,514           38,463
                                      ___________     ____________
                                           90,677           69,956
                                       __________      ___________

3. Other assets

                                             2004             2003
                                      ___________     ____________
                                                $                $
Debt issue expenses and other
  deferred charges, at amortized
  cost                                     14,446           10,460
Loans without interest, various
  repayment terms                             914              877
Other receivables                             301              271
Other, at cost                                813            1,278
                                      ___________     ____________
                                           16,474           12,886
                                       __________      ___________

4. Long-term debt
Long-term debt consists of the following:

                                             2004             2003
                                      ___________     ____________
                                                $                $
a) US$125,000,000 Senior
   Subordinated Notes                     125,000
b) US$200,000,000 Term Loan               199,500
c) US$137,000,000 Series A and B
   Senior Notes                                            123,804
d) US$137,000,000 Senior Notes                             123,330
e) Obligation under capital lease           7,166
f) Other debt                               2,461            4,857
                                      ___________     ____________
                                          334,127          251,991
   Less: current portion of
         long-term debt                     3,032           16,925
                                      ___________     ____________
                                          331,095          235,066
                                       __________      ___________


5. Income taxes
The provision for income taxes consists of the following:

                                             2004             2003
                                      ___________     ____________
                                                $                $
Current                                      (943)           3,023
Future                                    (28,806)          (7,148)
                                      ___________     ____________
                                          (29,749)          (4,125)
                                       __________      ___________


The net future income tax assets are detailed as follows:

                                             2004             2003
                                      ___________     ____________
                                                $                $
Future income tax assets
  Trade and other receivables               1,112            1,104
  Accounts payable and accrued
    liabilities                                                765
  Tax credits and loss carry-forwards     104,350           94,719
  Other                                    14,658            5,901
  Valuation allowance                     (16,508)         (31,145)
                                      ___________     ____________
                                          103,612           71,344

Future income tax liabilities
  Inventories                                 214              311
  Property, plant and equipment            64,134           64,539
  Accounts payable and accrued
    liabilities                             1,066
                                      ___________     ____________
                                           65,414           64,850
                                      ___________     ____________
Net future income tax assets               38,198            6,494
                                      ___________     ____________

Net current future income tax assets        1,509            2,682
Net long-term future income tax assets     36,689            3,812
Total net future income tax assets         38,198            6,494

As at December 31, 2004, the Company has $55.7 million of Canadian operating loss carry-forwards expiring 2007 through 2014 and $175.5 million of US federal and state operating losses expiring 2010 through 2024.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2004, to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, the valuation allowance was decreased by $14.6 million for the twelve months ended December 31, 2004 and increased $4.5 million for the twelve months ended December 31, 2003. For the three months ended December 31, 2004, the valuation allowance was decreased by $19.0 million and for the three months ended December 31, 2003, it was increased by $1.4 million. The remaining valuation allowance as of December 31, 2004 was $16.5 million.